Prudential World Fund, Inc.
For the period ended October 31, 2005
File number 811-3981


SUB-ITEM 77D
Policies with Respect to Security Investment

PRUDENTIAL WORLD FUND, INC.
Strategic Partners International Value Fund (the Series)

Supplement dated February 1, 2006 to the Prospectus and Statement of Additional Information (SAI) dated December 30, 2005

Lei Wang has been appointed as a portfolio manager for the segment of the Series advised by Thornburg.

In the Prospectus, the first sentence of the section titled " PORTFOLIO MANAGERS " is hereby revised to state:

William V. Fries, CFA, a Managing Director of Thornburg, Wendy Trevisani, a Managing Director of Thornburg and Lei Wang, CFA, a Managing Director of Thornburg, serve as co-portfolio managers for the segment of the Series advised by Thornburg.

The following text is added to the end of the same paragraph:

Lei Wang joined Thornburg Investment Management in 2004 as an Associate Portfolio Manager. Prior to joining Thornburg, Mr. Wang served as a research analyst at Enso Capital Management LLC in New York City. He has also worked as a Financial Associate at Deutsche Bank in both London and New York City. Previously, Mr. Wang was an Analyst with The People's Bank of China (China's central bank) in Shanghai, China. He completed his BA and MA at East China Normal University and received his MBA in Finance from New York University. He has earned the right to use the CFA designation and is a member of the CFA Institute and Security Analyst Society of New York.

In the SAI, the following is added to the section titled "INVESTMENT ADVISORY AND OTHER SERVICES", sub-section titled "Portfolio Managers":

A. Other Accounts Managed by Portfolio Managers - Strategic Partners International Value Fund.

Lei Wang (as of 12/31/05)
0 registered investment companies
0 other pooled investment vehicles

0 accounts

C. Portfolio Manager Securities Ownership - Strategic Partners International Value Fund.

Lei Wang (as of 12/31/05)
None






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